SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549
                             ____________________
                                SCHEDULE 13E-4
                              (AMENDMENT NO. 3)
                             ____________________
                        ISSUER TENDER OFFER STATEMENT
      (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                             BANC ONE CORPORATION
                   (SUCCESSOR BY MERGER TO FIRST USA, INC.)
                                     AND
                          FIRST USA CAPITAL TRUST I
                               (NAME OF ISSUER)

                             BANC ONE CORPORATION
                   (SUCCESSOR BY MERGER TO FIRST USA, INC.)
                                     AND
                          FIRST USA CAPITAL TRUST I
                     (NAME OF PERSON(S) FILING STATEMENT)

                      9.33% SERIES A CAPITAL SECURITIES
                                     AND
                      9.33% SERIES B CAPITAL SECURITIES
                        (TITLE OF CLASS OF SECURITIES)
                         33735F AA 7, 33735F AB 5 AND
                                 33735F AC 3
                    (CUSIP NUMBER OF CLASS OF SECURITIES)
                             ____________________
            STEVEN ALAN BENNETT                    PETER ATWATER
 SENIOR VICE PRESIDENT AND GENERAL COUNSEL    ADMINISTRATIVE TRUSTEE
           BANC ONE CORPORATION              FIRST USA CAPITAL TRUST I
           100 EAST BROAD STREET                 1601 ELM STREET
         COLUMBUS, OHIO 43271-0158             DALLAS, TEXAS  75201
              (614) 248-7590                      (214) 849-3738
     (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING THE STATEMENT)
                             ____________________
                                   COPY TO:
                               RANDALL H. DOUD
                   SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                               919 THIRD AVENUE
                          NEW YORK, NEW YORK  10022
                                (212) 735-3000
                             ____________________
                                 JUNE 2, 1997
                     (DATE TENDER OFFER FIRST PUBLISHED,
                      SENT OR GIVEN TO SECURITY HOLDERS)



                                 INTRODUCTION

               This Amendment No. 3 amends the Issuer Tender Offer Statement on Schedule 13E-4 originally filed on June 2, 1997, as amended, relating to the offer by BANC ONE CORPORATION, an Ohio corporation ("BANC ONE"), as succes-sor by merger to First USA, Inc., a Delaware corporation ("First USA"), to purchase for cash any and all of the 9.33% Series A Capital Securities (the "Series A Capital Securities") and any and all of the 9.33% Series B Capi-tal Securities (the "Series B Capital Securities" and, together with the Series A Capital Securities, the "Secu-rities") issued by First USA Capital Trust I, a Delaware business trust (the "Trust"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 2, 1997, as amended and supplemented by the Supplement thereto dated June 16, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer"). All capitalized terms used herein and not defined herein shall have the meaning ascribed to them in the Offer to Purchase.

          ITEM 1.  SECURITY AND ISSUER.

                    Item 1 is hereby amended and supplemented by the following:

               (a) On June 27, 1997, upon the terms and subject to the conditions of the Agreement and Plan of Merger, dated as of January 19, 1997 and amended as of April 23, 1997, between First USA and BANC ONE CORPORATION ("BANC ONE"), First USA was merged with and into BANC ONE (the "Merg-er"), with BANC ONE as the surviving corporation. As a result of the Merger, BANC ONE has succeeded to First USA's rights as the owner of the Common Securities of the Trust, and to its obligations as guarantor under the Guaranties, as issuer of the Junior Subordinated Deben-tures, and as sponsor of the Trust. BANC ONE has its principal executive offices at 100 East Broad Street, Columbus, Ohio 43271-0158.

          ITEM 8.  SECURITY AND ISSUER.

                    Item 8 is hereby amended and supplemented by the following:

               (e) The condition to the Offer that the Merger be consummated has been satisfied.

          ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

                    Item 9 is hereby amended and supplemented by the following:

                    (a)(9)  Press Release dated June 27, 1997.


                                  SIGNATURE

               AFTER DUE INQUIRY AND TO THE BEST OF ITS KNOWLEDGE
          AND BELIEF, THE UNDERSIGNED CERTIFIES THAT THE INFORMA-
          TION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND
          CORRECT.

                                   BANC ONE CORPORATION

                                   By:  /s/ Michael McMennamin
                                     Name:  Michael McMennamin
                                     Title: Executive Vice President - Finance

          Dated:  June 27, 1997


                                  SIGNATURE

               AFTER DUE INQUIRY AND TO THE BEST OF ITS KNOWLEDGE
          AND BELIEF, THE UNDERSIGNED CERTIFIES THAT THE INFORMA-
          TION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND
          CORRECT.

                                   FIRST USA CAPITAL TRUST I

                                   By:  /s/ Peter W. Atwater
                                      Name:   Peter W. Atwater
                                      Title:  Administrative Trustee

          Dated:  June 27, 1997


                                EXHIBIT INDEX

          Exhibit        Description

          (a)(9)         Press Release dated June 27, 1997.